

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
EARNINGS OF $7.6 MILLION OR EIGHT CENTS PER SHARE
FOR SECOND QUARTER 2011

- Profitable quarter driven by core earnings and lower credit losses
- Nonperforming assets continue to improve; down $19 million, or 14 percent, from last quarter to 1.60 percent of assets
- Allowance for loan losses remains strong at 3.07 percent of loans
- Core transaction deposits up 10 percent on an annualized basis
- Completed conversion of preferred stock to common and reverse stock split

BLAIRSVILLE, GA – July 28, 2011 – United Community Banks, Inc. (NASDAQ: UCBI) today reported net income of $7.6 million, or 8 cents per diluted share, for the second quarter of 2011. The year-to-date net loss of $135 million reflects the significant credit losses in the first quarter incurred in connection with the Problem Asset Disposition Plan which was announced last quarter in conjunction with the raising of $380 million in new capital.

"The de-risking of our balance sheet and capital transaction, coupled with the execution of the Problem Asset Disposition Plan in the first quarter allowed us to return to profitability much sooner than would have otherwise been feasible," stated Jimmy Tallent, president and chief executive officer. "While we still have work to do in this difficult economic environment, our credit trends show improvement by every measure and we expect that positive trend to continue."

Total loans were $4.2 billion at quarter-end, down $31 million from the end of the first quarter and $710 million from a year earlier. "The $31 million decrease from last quarter is actually a very encouraging sign in that it is the smallest quarterly decrease in loan balances since the first quarter of 2008," stated Tallent. "We believe the slowing attrition in the loan portfolio marks the approach of an inflection point upon which we can once again begin to grow our loan portfolio. We were pleased with our new loans made during the second quarter that included $136 million of loan commitments with $105 million funded of which the majority were commercial loans. Our pipeline of new business continues to gain momentum and we continue to add commercial lenders to our metro markets across our footprint. I'm encouraged by the direction in which we are heading. I can't overemphasize the importance of restoring modest growth to our loan portfolio and growing net interest revenue."

Taxable equivalent net interest revenue of $58.9 million was up $2.6 million from the first quarter due mostly to the impact last quarter of a $2 million interest reversal on the performing classified loans that were included in the bulk loan sale. Compared with the second quarter of 2010, net interest revenue was $2.7 million lower, primarily due to the $745 million reduction in average loan balances that was offset partially by lower rates on our deposits. Net interest margin was 3.41 percent for the second quarter of 2011, down 19 basis points from a year ago and equal to the first quarter after adding back the $2 million interest reversal in the bulk loan sale.

"Growing loans and deposits is the key to building core earnings," Tallent commented. "We are making steady progress on the lending side and grew core transaction deposits in the second quarter by $69 million, or 10 percent, on an annualized basis. This was the tenth consecutive quarter of core deposit growth."

Operating fee revenue was $13.9 million in the second quarter of 2011, compared to $11.6 million a year ago and $11.8 million last quarter. Service charges and fees were $7.6 million, down $385,000 from a year ago, due primarily to lower overdraft fees resulting from regulatory changes last year that required customers to provide consent before using overdraft services. Partially offsetting this reduction in overdraft fees was an increase in ATM and debit card usage fees. Service charges and fees were up $888,000 from last quarter due to the increase in ATM and debit card usage fees. Mortgage fees of $952,000 were down $649,000 from a year ago and down $542,000 from last quarter due to the lower level of refinancing activities. Other fee revenue of $4.7 million reflected an increase of $3.3 million from a year ago and $1.8 million from the first quarter primarily due to the accelerated recognition of deferred gains relating to the ineffectiveness of terminated cash flow hedges on certain prime-based loans. Gains recognized in the second quarter were $2.8 million compared with $1.3 million in the first quarter of 2011 and $239,000 in the second quarter of 2010.

Excluding foreclosed property costs and the loss on sale of nonperforming assets in 2010, the second quarter operating expenses were $46.8 million, flat with the first quarter and $3.1 million higher than a year ago. Salary and benefit costs totaled $26.4 million and increased $2.8 million from last year and $1.5 million from first quarter. Severance costs for eliminated staff positions account for $1.2 million of the increase from both periods. Also contributing to the increase from a year ago were $717,000 in higher incentive costs, lower deferred direct loan origination costs of $518,000 and a $288,000 change in the value of our deferred compensation liability.

Foreclosed property costs for the second quarter of 2011 were $1.9 million as compared to $64.9 million last quarter and $14.5 million a year ago. For the second quarter of 2011, these costs were for maintenance of foreclosed properties. For the first quarter of 2011, foreclosed property costs included $60.6 million of write downs and losses on accelerated sales related to the asset disposition plan and $4.3 million of maintenance costs. Second quarter 2010 included $11.2 million of write downs and losses and $3.3 million for maintenance costs.

The effective tax rate for the second quarter of 2011 was 40 percent, equal to the first quarter of 2011. The effective tax rate for the balance of 2011 will continue in the 40 percent range due to year-to-date net losses and will return to a normal range of 35 to 36 percent with expected profitability for 2012.

As of June 30, 2011, the capital ratios for United were as follows: Tier 1 Risk Based of 13.9 percent; Tier 1 Leverage of 8.7 percent; and, Total Risk Based of 16.4 percent. The quarterly average tangible equity-to-assets ratio was 11.1 percent. As of quarter-end, tangible common equity-to-assets ratio was 8.9 percent compared to the quarterly average of 4.8 percent which was distorted by the late-quarter timing of the conversion of the mandatorily convertible preferred stock that occurred late in the quarter. The quarter-end tangible common equity to assets ratio of 8.9 percent is more representative of United's current capital strength.

"It is of course good to once again report positive earnings," Tallent said. "The last three years have been extremely challenging in our industry, and challenges remain as the economy continues to struggle. We have laid out our strategy and now we are about the business of implementation. Our company has completed the capital transaction, de-risked our balance sheet through the Problem Asset Disposition Plan, executed the reverse stock split, and achieved profitability. We are on the right track but by no means satisfied; there is more work to do on credit quality, commercial loans, core deposits, customer service, and organic growth. We are moving forward with determination and optimism."

Conference Call

United Community Banks will hold a conference call today, Thursday, July 28, 2011, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 78907241. The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the company's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $7.4 billion and operates 27 community banks with 106 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The Company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the Company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial United's outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those anticipated in such statements.   Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Risk Factors" of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2011 Second Quarter	2011 First Quarter	2010 Fourth Quarter	2010 Third Quarter	2010 Second Quarter	Second Quarter 2011-2010 Change	For the Six Months Ended 2011	For the Six Months Ended 2010	YTD 2011-2010 Change
INCOME SUMMARY									
Interest revenue	$ 76,931	$ 75,965	$ 81,215	$ 84,360	$ 87,699		$ 152,896	$ 177,548	
Interest expense	17,985	19,573	21,083	24,346	26,072		37,558	54,642	
Net interest revenue	58,946	56,392	60,132	60,014	61,627	(4) %	115,338	122,906	(6) %
Operating provision for loan losses [1]	11,000	190,000	47,750	50,500	61,500		201,000	136,500	
Fee revenue [2]	13,905	11,838	12,442	12,861	11,579	20	25,743	23,245	11
Total operating revenue [1][2]	61,851	(121,770)	24,824	22,375	11,706		(59,919)	9,651	
Operating expenses [3]	48,728	115,271	64,918	64,906	58,308	(16)	163,999	113,128	45
Loss on sale of nonperforming assets	-	-	-	-	45,349		-	45,349	
Operating income (loss) from continuing operations before income taxes	13,123	(237,041)	(40,094)	(42,531)	(91,951)	114	(223,918)	(148,826)	
Operating income tax expense (benefit)	5,506	(94,555)	(16,520)	(16,706)	(32,419)		(89,049)	(54,836)	
Net operating income (loss) from continuing operations [1][2][3]	7,617	(142,486)	(23,574)	(25,825)	(59,532)	113	(134,869)	(93,990)	(43)
Noncash goodwill impairment charges	-	-	-	(210,590)	-		-	-	
Partial reversal of fraud loss provision, net of income tax	-	-	7,179	-	-		-	-	
Loss from discontinued operations, net of income tax	-	-	-	-	-		-	(101)	
Gain from sale of subsidiary, net income tax	-	-	-	-	-		-	1,266	
Net income (loss)	7,617	(142,486)	(16,395)	(236,415)	(59,532)	113	(134,869)	(92,825)	(45)
Preferred dividends and discount accretion	3,016	2,778	2,586	2,581	2,577		5,794	5,149	
Net income (loss) available to common shareholders	$ 4,601	$ (145,264)	$ (18,981)	$ (238,996)	$ (62,109)		$ (140,663)	$ (97,974)	
PERFORMANCE MEASURES									
Per common share:									
Diluted operating income (loss) from continuing operations [1][2][3]	$ .08	$ (7.87)	$ (1.38)	$ (1.50)	$ (3.29)	102	$ (6.40)	$ (5.25)	(22)
Diluted income (loss) from continuing operations	.08	(7.87)	(1.00)	(12.62)	(3.29)	102	(6.40)	(5.25)	(22)
Diluted income (loss)	.08	(7.87)	(1.00)	(12.62)	(3.29)	102	(6.40)	(5.19)	(23)
Book value	11.59	14.78	24.18	25.70	38.55	(70)	11.59	38.55	(70)
Tangible book value [5]	11.47	14.44	23.78	25.26	26.95	(57)	11.47	26.95	(57)
Key performance ratios:									
Return on equity [4][6]	5.34 %	(147.11) %	(17.16) %	(148.04) %	(35.89) %		(76.07) %	(27.87) %	
Return on assets [6]	.40	(7.61)	(.89)	(12.47)	(3.10)		(3.57)	(2.39)	
Net interest margin [6]	3.41	3.30	3.58	3.57	3.60		3.36	3.55	
Operating efficiency ratio from continuing operations [2][3]	66.88	169.08	89.45	89.38	141.60		116.28	108.48	
Equity to assets	11.21	8.82	8.85	11.37	11.84		10.02	11.87	
Tangible equity to assets [5]	11.13	8.73	8.75	9.19	9.26		9.94	9.32	
Tangible common equity to assets [5]	4.79	5.51	6.35	6.78	6.91		5.15	7.02	
Tangible common equity to risk-weighted assets [5]	14.26	6.40	9.05	9.60	9.97		14.26	9.97	
ASSET QUALITY *									
Non-performing loans	$ 71,065	$ 83,769	$ 179,094	$ 217,766	$ 224,335		$ 71,065	$ 224,335	
Foreclosed properties	47,584	54,378	142,208	129,964	123,910		47,584	123,910	
Total non-performing assets (NPAs)	118,649	138,147	321,302	347,730	348,245		118,649	348,245	
Allowance for loan losses	127,638	133,121	174,695	174,613	174,111		127,638	174,111	
Operating net charge-offs [1]	16,483	231,574	47,668	49,998	61,323		248,057	117,991	
Allowance for loan losses to loans	3.07 %	3.17 %	3.79 %	3.67 %	3.57 %		3.07 %	3.57 %	
Operating net charge-offs to average loans [1][6]	1.58	20.71	4.03	4.12	4.98		11.46	4.75	
NPAs to loans and foreclosed properties	2.82	3.25	6.77	7.11	6.97		2.82	6.97	
NPAs to total assets	1.60	1.73	4.32	4.96	4.55		1.60	4.55	
AVERAGE BALANCES ($ in millions)									
Loans	$ 4,266	$ 4,599	$ 4,768	$ 4,896	$ 5,011	(15)	$ 4,432	$ 5,091	(13)
Investment securities	2,074	1,625	1,354	1,411	1,532	35	1,851	1,525	21
Earning assets	6,924	6,902	6,680	6,676	6,854	1	6,913	6,969	(1)
Total assets	7,624	7,595	7,338	7,522	7,704	(1)	7,609	7,825	(3)
Deposits	6,372	6,560	6,294	6,257	6,375	-	6,465	6,472	-
Shareholders' equity	854	670	649	855	912	(6)	763	929	(18)
Common shares - basic (thousands)	25,427	18,466	18,984	18,936	18,905		21,965	18,891	
Common shares - diluted (thousands)	57,543	18,466	18,984	18,936	18,905		21,965	18,891	
AT PERIOD END ($ in millions)									
Loans *	$ 4,163	$ 4,194	$ 4,604	$ 4,760	$ 4,873	(15)	$ 4,163	$ 4,873	(15)
Investment securities	2,188	1,884	1,490	1,310	1,488	47	2,188	1,488	47
Total assets	7,410	7,974	7,443	7,013	7,652	(3)	7,410	7,652	(3)
Deposits	6,183	6,598	6,469	5,999	6,330	(2)	6,183	6,330	(2)
Shareholders' equity	860	850	636	662	904	(5)	860	904	(5)
Common shares outstanding (thousands)	57,469	20,903	18,937	18,887	18,856		57,469	18,856	

[1] Excludes the partial reversal of a previously established provision for fraud-related loan losses of $11.8 million, net of tax expense of $4.6 million in the fourth quarter of 2010. Operating charge-offs also exclude the $11.8 million related partial recovery of the previously charged off amount. [2] Excludes revenue generated by discontinued operations in the first quarter of 2010. [3] Excludes the goodwill impairment charge of $211 million in the third quarter of 2010 and expenses relating to discontinued operations in the first quarter of 2010. [4] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [5] Excludes effect of acquisition related intangibles and associated amortization. [6] Annualized.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Operating Earnings to GAAP Earnings Reconciliation
Selected Financial Information

	2011		2010			For the Six Months Ended	
(in thousands, except per share data; taxable equivalent)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	2011	2010
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 76,931	$ 75,965	$ 81,215	$ 84,360	$ 87,699	$ 152,896	$ 177,548
Taxable equivalent adjustment	(429)	(435)	(497)	(511)	(500)	(864)	(993)
Interest revenue (GAAP)	$ 76,502	$ 75,530	$ 80,718	$ 83,849	$ 87,199	$ 152,032	$ 176,555
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 58,946	$ 56,392	$ 60,132	$ 60,014	$ 61,627	$ 115,338	$ 122,906
Taxable equivalent adjustment	(429)	(435)	(497)	(511)	(500)	(864)	(993)
Net interest revenue (GAAP)	$ 58,517	$ 55,957	$ 59,635	$ 59,503	$ 61,127	$ 114,474	$ 121,913
Provision for loan losses reconciliation							
Operating provision for loan losses	$ 11,000	$ 190,000	$ 47,750	$ 50,500	$ 61,500	$ 201,000	$ 136,500
Partial reversal of special fraud-related provision for loan loss	-	-	(11,750)	-	-	-	-
Provision for loan losses (GAAP)	$ 11,000	$ 190,000	$ 36,000	$ 50,500	$ 61,500	$ 201,000	$ 136,500
Total revenue reconciliation							
Total operating revenue	$ 61,851	$ (121,770)	$ 24,824	$ 22,375	$ 11,706	$ (59,919)	$ 9,651
Taxable equivalent adjustment	(429)	(435)	(497)	(511)	(500)	(864)	(993)
Partial reversal of special fraud-related provision for loan loss	-	-	11,750	-	-	-	-
Total revenue (GAAP)	$ 61,422	$ (122,205)	$ 36,077	$ 21,864	$ 11,206	$ (60,783)	$ 8,658
Expense reconciliation							
Operating expense	$ 48,728	$ 115,271	$ 64,918	$ 64,906	$ 103,657	$ 163,999	$ 158,477
Noncash goodwill impairment charge	-	-	-	210,590	-	-	-
Operating expense (GAAP)	$ 48,728	$ 115,271	$ 64,918	$ 275,496	$ 103,657	$ 163,999	$ 158,477
Income (loss) from continuing operations before taxes reconciliation							
Operating income (loss) from continuing operations before taxes	$ 13,123	$ (237,041)	$ (40,094)	$ (42,531)	$ (91,951)	$ (223,918)	$ (148,826)
Taxable equivalent adjustment	(429)	(435)	(497)	(511)	(500)	(864)	(993)
Noncash goodwill impairment charge	-	-	-	(210,590)	-	-	-
Partial reversal of special fraud-related provision for loan loss	-	-	11,750	-	-	-	-
Income (loss) from continuing operations before taxes (GAAP)	$ 12,694	$ (237,476)	$ (28,841)	$ (253,632)	$ (92,451)	$ (224,782)	$ (149,819)
Income tax expense (benefit) reconciliation							
Operating income tax expense (benefit)	$ 5,506	$ (94,555)	$ (16,520)	$ (16,706)	$ (32,419)	$ (89,049)	$ (54,836)
Taxable equivalent adjustment	(429)	(435)	(497)	(511)	(500)	(864)	(993)
Partial reversal of special fraud-related provision for loan loss	-	-	4,571	-	-	-	-
Income tax expense (benefit) (GAAP)	$ 5,077	$ (94,990)	$ (12,446)	$ (17,217)	$ (32,919)	$ (89,913)	$ (55,829)
Diluted earnings (loss) from continuing operations per common share reconciliation							
Diluted operating earnings (loss) from continuing operations per common share	$ .08	$ (7.87)	$ (1.38)	$ (1.50)	$ (3.29)	$ (6.40)	$ (5.25)
Noncash goodwill impairment charge	-	-	-	(11.12)	-	-	-
Partial reversal of special fraud-related provision for loan loss	-	-	.38	-	-	-	-
Diluted earnings (loss) from continuing operations per common share (GAAP)	$ .08	$ (7.87)	$ (1.00)	$ (12.62)	$ (3.29)	$ (6.40)	$ (5.25)
Book value per common share reconciliation							
Tangible book value per common share	$ 11.47	$ 14.44	$ 23.78	$ 25.26	$ 26.95	$ 11.47	$ 26.95
Effect of goodwill and other intangibles	.12	.34	.40	.44	11.60	.12	11.60
Book value per common share (GAAP)	$ 11.59	$ 14.78	$ 24.18	$ 25.70	$ 38.55	$ 11.59	$ 38.55
Efficiency ratio from continuing operations reconciliation							
Operating efficiency ratio from continuing operations	66.88 %	169.08 %	89.45 %	89.38 %	141.60 %	116.28 %	108.48 %
Noncash goodwill impairment charge	-	-	-	290.00	-	-	-
Efficiency ratio from continuing operations (GAAP)	66.88 %	169.08 %	89.45 %	379.38 %	141.60 %	116.28 %	108.48 %
Average equity to assets reconciliation							
Tangible common equity to assets	4.79 %	5.51 %	6.35 %	6.78 %	6.91 %	5.15 %	7.02 %
Effect of preferred equity	6.34	3.22	2.40	2.41	2.35	4.79	2.30
Tangible equity to assets	11.13	8.73	8.75	9.19	9.26	9.94	9.32
Effect of goodwill and other intangibles	.08	.09	.10	2.18	2.58	.08	2.55
Equity to assets (GAAP)	11.21 %	8.82 %	8.85 %	11.37 %	11.84 %	10.02 %	11.87 %
Actual tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	14.26 %	6.40 %	9.05 %	9.60 %	9.97 %	14.26 %	9.97 %
Effect of other comprehensive income	(.65)	(.58)	(.62)	(.81)	(.87)	(.65)	(.87)
Effect of deferred tax limitation	(5.04)	(5.10)	(3.34)	(2.94)	(2.47)	(5.04)	(2.47)
Effect of trust preferred	1.14	1.12	1.06	1.06	1.03	1.14	1.03
Effect of preferred equity	4.17	5.97	3.52	3.51	3.41	4.17	3.41
Tier I capital ratio (Regulatory)	13.88 %	7.81 %	9.67 %	10.42 %	11.07 %	13.88 %	11.07 %
Net charge-offs reconciliation							
Operating net charge-offs	$ 16,483	$ 231,574	$ 47,668	$ 49,998	$ 61,323	$ 248,057	$ 117,991
Subsequent partial recovery of fraud-related charge-off	-	-	(11,750)	-	-	-	-
Net charge-offs (GAAP)	$ 16,483	$ 231,574	$ 35,918	$ 49,998	$ 61,323	$ 248,057	$ 117,991
Net charge-offs to average loans reconciliation							
Operating net charge-offs to average loans	1.58 %	20.71 %	4.03 %	4.12 %	4.98 %	11.46 %	4.75 %
Subsequent partial recovery of fraud-related charge-off	-	-	(1.00)	-	-	-	-
Net charge-offs to average loans (GAAP)	1.58 %	20.71 %	3.03 %	4.12 %	4.98 %	11.46 %	4.75 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2011 Second Quarter		2011 First Quarter		2010 Fourth Quarter		2010 Third Quarter		2010 Second Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Commercial (sec. by RE)	$	1,742	$	1,692	$	1,761	$	1,781	$	1,780	$	50	$	(38)
Commercial construction		195		213		297		310		342		(18)		(147)
Commercial & industrial		428		431		441		456		441		(3)		(13)
Total commercial		2,365		2,336		2,499		2,547		2,563		29		(198)
Residential construction		502		550		695		764		820		(48)		(318)
Residential mortgage		1,177		1,187		1,279		1,316		1,356		(10)		(179)
Consumer / installment		119		121		131		133		134		(2)		(15)
Total loans	$	4,163	$	4,194	$	4,604	$	4,760	$	4,873		(31)		(710)
LOANS BY MARKET														
Atlanta MSA	$	1,188	$	1,179	$	1,310	$	1,365	$	1,373		9		(185)
Gainesville MSA		275		282		312		316		343		(7)		(68)
North Georgia		1,500		1,531		1,689		1,755		1,808		(31)		(308)
Western North Carolina		626		640		702		719		738		(14)		(112)
Coastal Georgia		325		312		335		345		356		13		(31)
East Tennessee		249		250		256		260		255		(1)		(6)
Total loans	$	4,163	$	4,194	$	4,604	$	4,760	$	4,873		(31)		(710)
RESIDENTIAL CONSTRUCTION														
Dirt loans														
Acquisition & development	$	105	$	116	$	174	$	190	$	214		(11)		(109)
Land loans		62		69		99		104		110		(7)		(48)
Lot loans		218		228		275		303		311		(10)		(93)
Total		385		413		548		597		635		(28)		(250)
House loans														
Spec		74		88		97		109		125		(14)		(51)
Sold		43		49		50		58		60		(6)		(17)
Total		117		137		147		167		185		(20)		(68)
Total residential construction	$	502	$	550	$	695	$	764	$	820		(48)		(318)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA														
Dirt loans														
Acquisition & development	$	20	$	22	$	30	$	34	$	40		(2)		(20)
Land loans		16		19		23		27		32		(3)		(16)
Lot loans		22		24		32		45		39		(2)		(17)
Total		58		65		85		106		111		(7)		(53)
House loans														
Spec		30		34		38		42		48		(4)		(18)
Sold		9		11		10		11		10		(2)		(1)
Total		39		45		48		53		58		(6)		(19)
Total residential construction	$	97	$	110	$	133	$	159	$	169		(13)		(72)

[1] Excludes total loans of $70.8 million, $63.3 million, $68.2 million, $75.2 million and $80.8 million as of June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010 and June 30, 2010, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Second Quarter 2011 Non-performing Loans		Foreclosed Properties		Total NPAs		First Quarter 2011 [2] Non-performing Loans		Foreclosed Properties		Total NPAs		Fourth Quarter 2010 Non-performing Loans		Foreclosed Properties		Total NPAs	
NPAs BY CATEGORY																		
Commercial (sec. by RE)	$	17,764	$	6,796	$	24,560	$	20,648	$	7,886	$	28,534	$	44,927	$	23,659	$	68,586
Commercial construction		2,782		6,764		9,546		3,701		11,568		15,269		21,374		17,808		39,182
Commercial & industrial		1,998		-		1,998		2,198		-		2,198		5,611		-		5,611
Total commercial		22,544		13,560		36,104		26,547		19,454		46,001		71,912		41,467		113,379
Residential construction		22,643		24,968		47,611		32,038		25,807		57,845		54,505		78,231		132,736
Residential mortgage		24,809		9,056		33,865		23,711		9,117		32,828		51,083		22,510		73,593
Consumer / installment		1,069		-		1,069		1,473		-		1,473		1,594		-		1,594
Total NPAs	$	71,065	$	47,584	$	118,649	$	83,769	$	54,378	$	138,147	$	179,094	$	142,208	$	321,302
Balance as a % of Unpaid Principal		64.5%		32.6%		46.3%		57.3%		30.3%		42.4%		67.2%		64.4%		65.9%
NPAs BY MARKET																		
Atlanta MSA	$	14,700	$	11,239	$	25,939	$	21,501	$	16,913	$	38,414	$	48,289	$	41,154	$	89,443
Gainesville MSA		4,505		3,174		7,679		4,332		2,157		6,489		5,171		9,273		14,444
North Georgia		28,117		21,278		49,395		30,214		23,094		53,308		83,551		66,211		149,762
Western North Carolina		15,153		8,953		24,106		18,849		7,802		26,651		25,832		11,553		37,385
Coastal Georgia		5,357		2,564		7,921		5,847		3,781		9,628		11,145		11,901		23,046
East Tennessee		3,233		376		3,609		3,026		631		3,657		5,106		2,116		7,222
Total NPAs	$	71,065	$	47,584	$	118,649	$	83,769	$	54,378	$	138,147	$	179,094	$	142,208	$	321,302
NPA ACTIVITY																		
Beginning Balance	$	83,769	$	54,378	$	138,147	$	179,094	$	142,208	$	321,302	$	217,766	$	129,964	$	347,730
Loans placed on non-accrual		35,911		-		35,911		54,730		-		54,730		81,023		-		81,023
Payments received		(7,702)		-		(7,702)		(3,550)		-		(3,550)		(7,250)		-		(7,250)
Loan charge-offs		(18,888)		-		(18,888)		(43,969)		-		(43,969)		(47,913)		-		(47,913)
Foreclosures		(22,025)		22,025		-		(17,052)		17,052		-		(61,432)		61,432		-
Capitalized costs		-		20		20		-		270		270		-		170		170
Note / property sales		-		(28,939)		(28,939)		(11,400)		(44,547)		(55,947)		(3,100)		(33,509)		(36,609)
Loans held for sale		-		-		-		(74,084)		-		(74,084)		-		-		-
Write downs		-		(3,118)		(3,118)		-		(48,585)		(48,585)		-		(8,031)		(8,031)
Net losses on sales		-		3,218		3,218		-		(12,020)		(12,020)		-		(7,818)		(7,818)
Ending Balance	$	71,065	$	47,584	$	118,649	$	83,769	$	54,378	$	138,147	$	179,094	$	142,208	$	321,302

(in thousands)	Second Quarter 2011 [3] Net Charge-Offs		Net Charge-Offs to Average Loans [5]		First Quarter 2011 [3] Net Charge-Offs		Net Charge-Offs to Average Loans [5]		Fourth Quarter 2010 [4] Net Charge-Offs		Net Charge-Offs to Average Loans [5]	
NET CHARGE-OFFS BY CATEGORY												
Commercial (sec. by RE)	$	3,259	.76	%	$	48,607	11.07	%	$	6,493	1.45	%
Commercial construction		869	1.70			49,715	76.95			3,924	5.12	
Commercial & industrial		523	.49			4,040	3.64			2,891	2.54	
Total commercial		4,651	.79			102,362	16.66			13,308	2.09	
Residential construction		6,629	5.04			92,138	58.20			24,497	13.28	
Residential mortgage		4,589	1.55			36,383	11.62			9,176	2.80	
Consumer / installment		614	2.04			691	2.16			687	2.06	
Total	$	16,483	1.58		$	231,574	20.71		$	47,668	4.03	
NET CHARGE-OFFS BY MARKET												
Atlanta MSA	$	2,920	.99	%	$	56,489	17.86	%	$	15,222	4.48	%
Gainesville MSA		2,318	3.36			8,616	11.93			3,434	4.37	
North Georgia		6,575	1.72			123,305	29.66			18,537	4.26	
Western North Carolina		3,522	2.21			26,447	15.61			5,154	2.87	
Coastal Georgia		815	1.02			12,003	14.80			3,670	4.27	
East Tennessee		333	.54			4,714	7.47			1,651	2.53	
Total	$	16,483	1.58		$	231,574	20.71		$	47,668	4.03	

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

[3] Includes charge-offs on loans related to United's previously announced asset disposition plan. Such charge-offs severely distorted charge off rates for the first and second quarters of 2011. A separate schedule has been included in this earnings release presenting the components of net charge-offs by loan category and geographic market for the first and second quarters of 2011.

[4] North Carolina residential construction net charge-offs for the fourth quarter of 2010 exclude a $11.8 million partial recovery of a 2007 fraud-related charge-off.

[5] Annualized.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Net Charge-Off Summary [1]

(in thousands)	Second Quarter 2011			First Quarter 2011			First Six Months 2011		
	Other	Problem Asset Disposition Plan	Total	Other	Problem Asset Disposition Plan	Total	Other	Problem Asset Disposition Plan	Total
BY CATEGORY									
Commercial (sec. by RE)	$ 4,972	$ (1,713)	$ 3,259	$ 2,842	$ 45,765	$ 48,607	$ 7,814	$ 44,052	$ 51,866
Commercial construction	2,201	(1,332)	869	1,146	48,569	49,715	3,347	47,237	50,584
Commercial & industrial	639	(116)	523	513	3,527	4,040	1,152	3,411	4,563
Total commercial	7,812	(3,161)	4,651	4,501	97,861	102,362	12,313	94,700	107,013
Residential construction	9,471	(2,842)	6,629	10,643	81,495	92,138	20,114	78,653	98,767
Residential mortgage	5,844	(1,255)	4,589	4,989	31,394	36,383	10,833	30,139	40,972
Consumer / installment	625	(11)	614	383	308	691	1,008	297	1,305
Total	$ 23,752	$ (7,269)	$ 16,483	$ 20,516	$ 211,058	$ 231,574	$ 44,268	$ 203,789	$ 248,057
BY MARKET									
Atlanta MSA	$ 4,875	$ (1,955)	$ 2,920	$ 3,296	$ 53,193	$ 56,489	$ 8,171	$ 51,238	$ 59,409
Gainesville MSA	2,576	(258)	2,318	954	7,662	8,616	3,530	7,404	10,934
North Georgia	10,360	(3,785)	6,575	8,544	114,761	123,305	18,904	110,976	129,880
Western North Carolina	4,263	(741)	3,522	6,749	19,698	26,447	11,012	18,957	29,969
Coastal Georgia	1,206	(391)	815	341	11,662	12,003	1,547	11,271	12,818
East Tennessee	472	(139)	333	632	4,082	4,714	1,104	3,943	5,047
Total	$ 23,752	$ (7,269)	$ 16,483	$ 20,516	$ 211,058	$ 231,574	$ 44,268	$ 203,789	$ 248,057

[1] This schedule presents net charge-offs by loan type and geographic market separated between those charge offs related to United's first quarter 2011 Problem Asset Disposition Plan including losses on loans sold in the bulk loan sale transaction that closed on April 18, 2011 and all other charge-offs. The charge-offs on the bulk loan sale recognized in the first quarter were estimated based on indicative bids from prospective buyers. Actual losses were less than estimated resulting in an adjustment to the loss in the second quarter.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Operations *(Unaudited)*

(in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	**2010**	**2011**	**2010**
Interest revenue:				
Loans, including fees	$ 60,958	$ 70,611	$ 122,065	$ 142,826
Investment securities, including tax exempt of $251, $295, $510 and $606	14,792	15,829	28,396	32,032
Federal funds sold, commercial paper and deposits in banks	752	759	1,571	1,697
Total interest revenue	76,502	87,199	152,032	176,555
Interest expense:				
Deposits:				
NOW	1,036	1,745	2,360	3,599
Money market	1,499	1,829	3,527	3,586
Savings	64	83	141	167
Time	10,995	17,718	22,727	37,916
Total deposit interest expense	13,594	21,375	28,755	45,268
Federal funds purchased, repurchase agreements and other short-term borrowings	1,074	1,056	2,116	2,094
Federal Home Loan Bank advances	570	974	1,160	1,951
Long-term debt	2,747	2,667	5,527	5,329
Total interest expense	17,985	26,072	37,558	54,642
Net interest revenue	58,517	61,127	114,474	121,913
Provision for loan losses	11,000	61,500	201,000	136,500
Net interest revenue after provision for loan losses	47,517	(373)	(86,526)	(14,587)
Fee revenue:				
Service charges and fees	7,608	7,993	14,328	15,440
Mortgage loan and other related fees	952	1,601	2,446	3,080
Brokerage fees	691	586	1,368	1,153
Securities gains, net	783	-	838	61
Loss from prepayment of debt	(791)	-	(791)	-
Other	4,662	1,399	7,554	3,511
Total fee revenue	13,905	11,579	25,743	23,245
Total revenue	61,422	11,206	(60,783)	8,658
Operating expenses:				
Salaries and employee benefits	26,436	23,590	51,360	47,950
Communications and equipment	3,378	3,511	6,722	6,784
Occupancy	3,805	3,836	7,879	7,650
Advertising and public relations	1,317	1,352	2,295	2,395
Postage, printing and supplies	1,085	765	2,203	1,990
Professional fees	2,350	2,178	5,680	4,121
Foreclosed property	1,891	14,540	66,790	25,353
FDIC assessments and other regulatory charges	3,644	3,566	9,057	7,192
Amortization of intangibles	760	794	1,522	1,596
Other	4,062	4,176	10,491	8,097
Loss on sale of nonperforming assets	-	45,349	-	45,349
Total operating expenses	48,728	103,657	163,999	158,477
Income (loss) from continuing operations before income taxes	12,694	(92,451)	(224,782)	(149,819)
Income tax expense (benefit)	5,077	(32,919)	(89,913)	(55,829)
Net income (loss) from continuing operations	7,617	(59,532)	(134,869)	(93,990)
Loss from discontinued operations, net of income taxes	-	-	-	(101)
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	-	1,266
Net income (loss)	7,617	(59,532)	(134,869)	(92,825)
Preferred stock dividends and discount accretion	3,016	2,577	5,794	5,149
Net income (loss) available to common shareholders	$ 4,601	$ (62,109)	$ (140,663)	$ (97,974)
Earnings (loss) from continuing operations per common share - Basic	$ .18	$ (3.29)	$ (6.40)	$ (5.25)
Earnings (loss) from continuing operations per common share - Diluted	.08	(3.29)	(6.40)	(5.25)
Earnings (loss) per common share - Basic	.18	(3.29)	(6.40)	(5.19)
Earnings (loss) per common share - Diluted	.08	(3.29)	(6.40)	(5.19)
Weighted average common shares outstanding - Basic	25,427	18,905	21,965	18,891
Weighted average common shares outstanding - Diluted	57,543	18,905	21,965	18,891

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	June 30, 2011	December 31, 2010	June 30, 2010
	(unaudited)	(audited)	(unaudited)
ASSETS			
Cash and due from banks	$ 163,331	$ 95,994	$ 115,088
Interest-bearing deposits in banks	41,863	111,901	105,183
Federal funds sold, commercial paper and short-term investments	174,996	441,562	148,227
Cash and cash equivalents	380,190	649,457	368,498
Securities available for sale	1,816,613	1,224,417	1,165,776
Securities held to maturity (fair value $379,231, 267,988 and $327,497)	371,578	265,807	322,148
Mortgage loans held for sale	19,406	35,908	22,705
Loans, net of unearned income	4,163,447	4,604,126	4,873,030
Less allowance for loan losses	127,638	174,695	174,111
Loans, net	4,035,809	4,429,431	4,698,919
Assets covered by loss sharing agreements with the FDIC	95,726	131,887	156,611
Premises and equipment, net	178,208	178,239	180,125
Accrued interest receivable	21,291	24,299	29,650
Goodwill and other intangible assets	9,922	11,446	223,600
Foreclosed property	47,584	142,208	123,910
Net deferred tax asset	261,268	166,937	111,485
Other assets	172,074	183,160	249,057
Total assets	$ 7,409,669	$ 7,443,196	$ 7,652,484
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 899,017	$ 793,414	$ 779,934
NOW	1,306,109	1,424,781	1,326,861
Money market	989,600	891,252	756,370
Savings	197,927	183,894	185,176
Time:			
Less than $100,000	1,508,444	1,496,700	1,575,211
Greater than $100,000	981,154	1,002,359	1,093,975
Brokered	300,964	676,772	611,985
Total deposits	6,183,215	6,469,172	6,329,512
Federal funds purchased, repurchase agreements, and other short-term borrowings	103,666	101,067	104,127
Federal Home Loan Bank advances	40,625	55,125	104,138
Long-term debt	150,186	150,146	150,106
Unsettled securities purchases	35,634	-	20,941
Accrued expenses and other liabilities	36,368	32,171	39,243
Total liabilities	6,549,694	6,807,681	6,748,067
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	176,392	175,711	175,050
Series D; $1,000 stated value; 16,613 shares issued and outstanding	16,613	-	-
Common stock, $1 par value; 100,000,000 shares authorized;			
41,554,874, 18,937,001 and 18,856,185 shares issued and outstanding	41,555	18,937	18,856
Common stock, non-voting, $1 par value; 30,000,000 shares authorized;			
15,914,209 shares issued and outstanding	15,914	-	-
Common stock issuable; 83,575, 67,287 and 56,954 shares	3,574	3,894	3,898
Capital surplus	1,051,607	741,244	739,261
Accumulated deficit	(476,230)	(335,567)	(77,590)
Accumulated other comprehensive income	30,333	31,079	44,725
Total shareholders' equity	859,975	635,515	904,417
Total liabilities and shareholders' equity	$ 7,409,669	$ 7,443,196	$ 7,652,484

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended June 30,

(dollars in thousands, taxable equivalent)	2011 Average Balance	2011 Interest	2011 Avg. Rate	2010 Average Balance	2010 Interest	2010 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,266,211	$ 60,958	5.73 %	$5,010,937	$ 70,640	5.65 %
Taxable securities [3]	2,048,683	14,541	2.84	1,503,162	15,534	4.13
Tax-exempt securities [1][3]	25,044	411	6.56	28,920	482	6.67
Federal funds sold and other interest-earning assets	583,832	1,021	.70	311,475	1,043	1.34
Total interest-earning assets	6,923,770	76,931	4.45	6,854,494	87,699	5.13
Non-interest-earning assets:						
Allowance for loan losses	(139,744)			(193,998)		
Cash and due from banks	119,801			100,931		
Premises and equipment	178,949			181,064		
Other assets [3]	540,943			761,803		
Total assets	$7,623,719			$7,704,294		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,310,441	1,036	.32	$1,325,099	1,745	.53
Money market	979,432	1,499	.61	746,039	1,829	.98
Savings	195,946	64	.13	186,628	83	.18
Time less than $100,000	1,541,909	4,990	1.30	1,605,308	7,887	1.97
Time greater than $100,000	988,810	3,873	1.57	1,110,010	6,102	2.20
Brokered	473,161	2,132	1.81	642,954	3,729	2.33
Total interest-bearing deposits	5,489,699	13,594	.99	5,616,038	21,375	1.53
Federal funds purchased and other borrowings	103,156	1,074	4.18	104,637	1,056	4.05
Federal Home Loan Bank advances	52,735	570	4.34	107,948	974	3.62
Long-term debt	150,178	2,747	7.34	150,097	2,667	7.13
Total borrowed funds	306,069	4,391	5.75	362,682	4,697	5.19
Total interest-bearing liabilities	5,795,768	17,985	1.24	5,978,720	26,072	1.75
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	882,151			758,558		
Other liabilities	91,353			54,931		
Total liabilities	6,769,272			6,792,209		
Shareholders' equity	854,447			912,085		
Total liabilities and shareholders' equity	$7,623,719			$7,704,294		
Net interest revenue		$ 58,946			$ 61,627	
Net interest-rate spread			3.21 %			3.38 %
Net interest margin [4]			3.41 %			3.60 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $32.2 million in 2011 and $43.6 million in 2010 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Six Months Ended June 30,

(dollars in thousands, taxable equivalent)	2011			2010		
	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$4,431,617	$122,028	5.55 %	$5,091,445	$142,859	5.66 %
Taxable securities [3]	1,825,322	27,886	3.06	1,495,447	31,426	4.20
Tax-exempt securities [1][3]	25,434	835	6.57	29,482	991	6.72
Federal funds sold and other interest-earning assets	630,384	2,147	.68	352,683	2,272	1.29
Total interest-earning assets	6,912,757	152,896	4.45	6,969,057	177,548	5.13
Non-interest-earning assets:						
Allowance for loan losses	(154,347)			(190,662)		
Cash and due from banks	127,031			102,728		
Premises and equipment	179,150			181,493		
Other assets [3]	544,625			762,014		
Total assets	$7,609,216			$7,824,630		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$1,341,618	2,360	.35	$1,343,297	3,599	.54
Money market	954,128	3,527	.75	734,817	3,586	.98
Savings	191,708	141	.15	183,555	167	.18
Time less than $100,000	1,541,130	10,441	1.37	1,648,739	16,778	2.05
Time greater than $100,000	989,840	8,024	1.63	1,132,767	12,872	2.29
Brokered	585,103	4,262	1.47	689,717	8,266	2.42
Total interest-bearing deposits	5,603,527	28,755	1.03	5,732,892	45,268	1.59
Federal funds purchased and other borrowings	102,132	2,116	4.18	103,355	2,094	4.09
Federal Home Loan Bank advances	53,923	1,160	4.34	111,150	1,951	3.54
Long-term debt	150,169	5,527	7.42	150,088	5,329	7.16
Total borrowed funds	306,224	8,803	5.80	364,593	9,374	5.18
Total interest-bearing liabilities	5,909,751	37,558	1.28	6,097,485	54,642	1.81
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	861,864			738,876		
Other liabilities	75,083			59,605		
Total liabilities	6,846,698			6,895,966		
Shareholders' equity	762,518			928,664		
Total liabilities and shareholders' equity	$7,609,216			$7,824,630		
Net interest revenue		$115,338			$122,906	
Net interest-rate spread			3.17 %			3.32 %
Net interest margin [4]			3.36 %			3.55 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $29.7 million in 2011 and $43.4 million in 2010 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.